

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2013

Via E-mail
Tim Coughlin, C.P.A.
Vice President and Chief Financial Officer
Neurocrine Biosciences, Inc.
12780 El Camino Real
San Diego, CA 92130

Re: **Neurocrine Biosciences, Inc.**
Form 10-K for the Fiscal year Ended December 31, 2012
Filed February 8, 2013
File No. 000-22705

Dear Mr. Coughlin:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director